                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

           Under the Securities Exchange Act of 1934 (Amendment No. 6)


                             WILLIAMS CONTROLS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   969465 10 3
                                 (CUSIP Number)




     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     This information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 209929 10           13G                  Page___2____ of ___7___Pages


    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Enercorp, Inc.
                     84-0768802
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                     NA
                                                                       (b)

    3   SEC USE ONLY



    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     US

                         5   SOLE VOTING POWER
                                                             1,660,000 common
                                                               243,750 warrants
  NUMBER OF
  SHARES                 6   SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY
  EACH
  REPORTING              7   SOLE DISPOSITIVE POWER
  PERSON                                                     1,660,000 common
                                                               243,750 warrants

                         8   SHARED DISPOSITIVE POWER




    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             1,660,000 common
                                                               243,750 warrants


    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                  10.6%


    12  TYPE OF REPORTING PERSON*

                                                                    CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               PAGE 1 O F 2 PAGES

CUSIP NO. 209929 10           13G                  Page___3____ of ___7___Pages


    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Robert R. Hebard
                     ###-##-####
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                     n/a
                                                                       (b)

    3   SEC USE ONLY



    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     US

                         5   SOLE VOTING POWER

                                                                14,000 common
  NUMBER OF
  SHARES                 6   SHARED VOTING POWER
  BENEFICIALLY                                               1,660,000 common
  OWNED BY                                                     243,750 warrants
  EACH
  REPORTING              7   SOLE DISPOSITIVE POWER
  PERSON                                                        14,000 common


                         8   SHARED DISPOSITIVE POWER

                                                             1,660,000 common
                                                               243,750 warrants

    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             1,674,000 common
                                                               243,750 warrants

    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                                                  10.7%

    12  TYPE OF REPORTING PERSON*

                                                                    IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                                PAGE 2 OF 2 PAGES

CUSIP No. 969465 10 3                                               Page 4 of 7


ITEM 1(a)       Name of Issuer:  Williams Controls, Inc.

ITEM 1(b)       Address of Issuer's Principal Executive Officers:

                  14100 SW 72nd Avenue
                  Portland, OR  97224

ITEM 2(a)       Name of Persons Filing:

               This Schedule 13G is being filed jointly by Enercorp, Inc. ("Enercorp") and its president, Robert R. Hebard.

ITEM 2(b)       Address Principal Business Office or, if none, Residence:

                  7001 Orchard Lake Road, 424
                  W. Bloomfield, MI 48322

ITEM 2(c)       Citizenship:  Enercorp is a Colorado corporation and Mr. Hebard is a citizen of the United States.

ITEM 2(d)       Title of Class of Securities
                  Common Stock $.01 Par Value

ITEM 2(e)       CUSIP Number:  969465 10 3

ITEM 3          N/A

ITEM 4          Ownership:

                  a.  Amount Beneficially Owned:

                   (1)     Enercorp, Inc.  1,903,750

               Includes: (i) 1,660,000 shares of Common Stock owned of record by Enercorp; (ii) 225,000 shares issuable upon exercise of currently exercisable stock options granted by the Issuer; and (iii) 18,750 options granted by the Issuer to purchase 18,750 shares of common stock presently exercisable and excludes 25% or 6,250 options not currently exercisable.

                   (2)     Robert R. Hebard  1,917,750

               Includes: (i) 1,660,000 shares of Common Stock owned of record by Enercorp; (ii) 225,000 shares issuable upon exercise

CUSIP No. 969465 10 3                                                Page 5 of 7


           of currently exercisable stock options granted by the Issuer; and
          (iii) 18,750 options granted by the Issuer to purchase 18,750 shares of common stock presently exercisable and excludes 25% or 6,250 options not currently exercisable; and 14,000 shares of Common Stock owned by Robert R. Hebard.

               Mr. Hebard disclaims beneficial ownership in excess of his pecuniary interest regarding the shares owned by Enercorp.

               Does not include 212,000 shares held by trusts for the benefit of Mr. Hebard's minor children. Mr. Hebard 's mother-in-law is trustee. Mr. Hebard is not a beneficiary of the trusts and disclaims any beneficial ownership in these shares

                  b.       Percent of Class:

                           10.6%    by Enercorp, Inc.
                           10.7%    by Robert R. Hebard

                  c.  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

               Enercorp, Inc. has sole power to vote or direct the vote of the 1,660,000 shares of common stock and 243,750 warrants of Williams Controls, Inc.

               Mr. Hebard has sole power to vote or to direct the vote on 14,000 shares of common stock.

                   (ii)  shared power to vote or to direct the vote:

               Mr. Hebard, as President of Enercorp, Inc., has shared power to vote the 1,660,000 shares of common stock and 243,750 warrants of Williams Controls, Inc.

                  (iii)  sole power to dispose or to direct the disposition:

               Enercorp,   Inc.   has  sole  power  to  dispose  or  direct  the
          disposition of the 1,660,000 shares of common stock and 243,750 warrants of Williams Controls, Inc.

               Mr. Hebard has sole power to dispose the 14,000 shares of common stock.

CUSIP No. 969465 10 3                                              Page 6 of 7




                   (iv)   shared power to dispose or to direct the disposition:

               Mr. Hebard, as of President of Enercorp, Inc., has shared power to dispose the 1,660,000 shares of common stock and 243,750 warrants of Williams Controls, Inc.

ITEM 5   Ownership of Five Percent or Less of a Class:  N/A

ITEM 6   Ownership of More than Five percent on Behalf of Another Person:
                                    N/A

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

ITEM 8   Identification and Classification of Members of the Group:  N/A

ITEM 9   Notice of Dissolution of Group:  N/A

ITEM 10  Certification:  N/A

CUSIP No. 969465 10 3                                               Page 7 of 7

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   ENERCORP, INC.


         Dated: February 5, 1997                     s\Robert R. Hebard
                                                   -------------------------
                                                   Robert R. Hebard, President


         Dated: February 5, 1997                     s\Robert R. Hebard
                                                   --------------------------
                                                   Robert R. Hebard